Suite 388
1130 W. Pender Street
Vancouver, BC V6E 4A4
Tel: (604) 602-6767
Fax: (604) 602-0235
Email:stewart.wallis@scottwilson.com

June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

Dear Sirs:

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation Management Information Circular

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled "Technical Report on the Akdala Uranium Mine, Kazakhstan" dated October 3, 2005, as revised March 21, 2006, "Technical Report on the South Inkai Uranium Project, Kazakhstan" dated October 6, 2005, as revised March 20, 2006, "Technical report on the North Kharazan Uranium Project, Kazakhstan", dated October 10, 2005, as revised March 25, 2006,, "Technical Report on the Kyrgyz Exploration Properties" dated October 3, 2005 and "Technical Report on the Sheep Mountain Uranium Project, Wyoming" dated October 10, 2006 (collectively, the "**Technical Reports**") and any extracts from or a summary of the Technical Reports in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated June 25, 2007 (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular and believes that the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the parties to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any

use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

C. Stewart Wallis, P. Geo
Scott Wilson RPA (formerly Roscoe Postle Associates Inc.)